EXHIBIT 99(A)(8)

                      U.S. Timberlands Acquisition Co., LLC
                               625 Madison Avenue
                            New York, New York 10022
                                 (212) 755-1100
                               FAX: (212) 758-9082

                                                               November 15, 2002

Dear Common Unit holder,

      I am pleased to announce that U.S. Timberlands Acquisition Co., LLC, a wholly-owned subsidiary of U.S. Timberlands Holdings Group, LLC ("Holdings"), is commencing a tender offer for all of the outstanding common units (the "Common Units") of U.S. Timberlands Company, L.P. not already owned by Holdings, the Buyer, U.S. Timberlands Services Company, L.L.C., the general partner of the Company (the "General Partner") or their affiliates, for a purchase price of $3.00 per Common Unit, in cash.

      This offer will expire, unless extended, at 12:00 midnight, New York City Time, on January 6, 2003. If 3,281,739 or more Common Units of U.S. Timberlands Company, L.P. are validly tendered by the expiration date, which together with the Common Units already owned by Holdings, the Buyer, the General Partner or their affiliates, constitutes in excess of 50% of the issued and outstanding Common Units, we will accept for payment all Common Units tendered and not previously withdrawn. If less than 3,281,739 Common Units are tendered, we may choose to terminate the offer, in which case, all Common Units previously tendered shall be returned to the tendering Common Unit holder.

      The Board of Directors of the general partner of U.S. Timberlands Company, L.P., at a meeting held on October 16, 2002, unanimously determined that the terms of the offer are fair and reasonable to, and in the best interests of, the Common Unit holders based upon, among other things, the unanimous recommendation and approval of the Special Committee of such Board of Directors, which is comprised solely of independent directors of the general partner of U.S. Timberlands Company, L.P.

      The terms and conditions of the offer are contained in the enclosed Offer to Purchase and the Letter of Transmittal and the related instructions. We have included a "Summary of the Offer" section in the Offer to Purchase that responds to many of the commonly asked questions about the offer. We encourage you to read the enclosed material carefully before making any decisions with respect to the offer.

      Holdings has retained the services of Innisfree M&A Incorporated as Information Agent to assist Common Unit holders in connection with the offer. If you have any questions concerning the offer and how to participate, or if you need additional documents, please call Innisfree M&A Incorporated at (888) 750-5834 in the United States or at (212) 750-5833 (collect) elsewhere.

                                                       Sincerely,

                                                       /s/ John M. Rudey
                                                       -----------------
                                                       John M. Rudey
                                                       President